March 26, 2014

Report to Shareholders

The Company has in the past year successfully transitioned from gold to copper and we are well positioned to grow and maximize value to our shareholders.

Financially and operationally we have had great success in this past year. The build of the copper expansion plant was on time and under budget and our production of both gold and copper was in line with guidance. We plan on building upon that success, with more to follow in 2014 and beyond.

Our success in 2013 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and most importantly, the integral part played by the State of Eritrea, as our partner in the Bisha Mine.

Nevsun has a very strong balance sheet and the Bisha Mine remains a strong operation, with a very positive future.

2014 is expected to be particularly strong in cash generation as the Bisha operation will produce a significant volume of copper, at low cash costs.

Outlook for 2014:

  We expect to produce 180 to 200 million pounds of copper, at lowest quartile cash costs
  We expect strong growth in working capital
  We expect to add to existing mineral resources
  We are actively evaluating possible merger and acquisitions opportunities and, only if we are able to identify a quality transaction that is appropriately valued, we plan to expand and diversify our property portfolio
  We will continue our dividend policy to provide a cash return to shareholders

We have proven our ability in the past few years to generate very successful mining operations at Bisha and look forward to expanding on this success in 2014.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Clifford T. Davis”

Clifford T. Davis
President and Chief Executive Officer

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street, Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com